UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No.     )*

BIOTEL INC.

(Name of Issuer)

COMMON SHARES

(Class of Securities)

09067F 10 7

(CUSIP Number)

Attn: Director of Legal Services

CARDIONET, INC.

227 Washington Street #300

Conshohocken, PA 19428

(610) 729-5066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09067F107

1	Names of Reporting Person: CardioNet, Inc. 33-0604557

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 499,187

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 499,187

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 499,187 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 17.9%

14	Type of Reporting Person: CO

(1) CardioNet, Inc. may be deemed to be the beneficial owner of 499,187 common shares under the Voting Agreements described in Item 4. CardioNet, Inc. disclaims beneficial ownership of any common shares covered by the Voting Agreement described in Item 4.

Item 1	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Issuer Shares”) of Biotel Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1285 Corporate Center Drive, Suite 150, Eagan, Minnesota 55121.

Item 2	Identity and Background

(a)                 This statement is filed on behalf of CardioNet, Inc., a Delaware corporation (the “Reporting Person”).

(b)                 The Reporting Person, together with its subsidiaries, provides ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health.

(c)                  The address of the principal business and principal office of the Reporting Person is 227 Washington Street #300, Conshohocken, PA 19428. The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

(d) & (e)       During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors named on Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  The Reporting Person is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of the Reporting Person are citizens of the United States.

Item 3	Source and Amount of Funds or Other Consideration

As described in Item 4 below, pursuant to the Voting Agreements (as defined below), the Reporting Person has acquired beneficial ownership, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of 499,187 Issuer Shares in connection with the Merger Agreement (as defined below). The Reporting Person expressly disclaims beneficial ownership of any Issuer Shares covered by the Voting Agreements for purposes of Section 16 of the Exchange Act. The Reporting Person did not pay any consideration in respect of the Voting Agreements or the Issuer Shares covered by the Voting Agreements.

Item 4	Purpose of Transaction

Pursuant to a Merger Agreement, dated as of April 5, 2010 (the “Merger Agreement”), by and among the Issuer, the Reporting Person and Garden Merger Sub, Inc., a Minnesota corporation and wholly-owned subsidiary of the Reporting Person (“Merger Sub”), Merger Sub will be merged with and into the Issuer (the “Merger”) and each issued and outstanding Issuer Share will be converted into the right to receive $3.84 of consideration in cash, before adjustment for working capital, without interest (the “Merger Consideration”). In addition, each holder of an option to purchase Issuer Shares will be entitled to receive a per share cash payment equal to the amount by which the Merger Consideration exceeds the exercise price of such option, less any applicable withholding taxes.

Following the Merger, the Issuer will continue as the surviving corporation and the separate corporate existence of Merger Sub will cease. The Issuer made customary representations and warranties and agreed to customary covenants in the Merger Agreement. The completion of the Merger is subject to approval of the Merger Agreement by the Issuer’s shareholders and other customary closing conditions. The transaction is not subject to any financing condition. The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, the Issuer may be required to pay the Reporting Person a termination fee equal to $330,000 and to reimburse the Reporting Person for expenses up to $100,000.

In connection with the Merger Agreement, the Reporting Person has entered into voting agreements (the “Voting Agreements”), each dated as of November 5, 2010, with each of  B. Steven Springrose, Judy E. Naus, L. John Ankney, Stanley N. Bormann, David A. Heiden, C. Roger Jones and Spencer M. Vawter (each an “Issuer Shareholder,” and collectively, the “Issuer Shareholders”) pursuant to which, among other things, each Issuer Shareholder has agreed to vote all shares of the Issuer Shares beneficially owned by such Issuer Shareholder (the “Covered Shares”) for approval of the Merger Agreement and the transactions contemplated thereby and against any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement.  In addition, pursuant to the terms of the Voting Agreements, each Issuer Shareholder has granted the Reporting Person an irrevocable proxy to vote the Covered Shares with respect to the matters set forth in the Voting Agreement. The Issuer Shareholders beneficially own an aggregate of approximately 17.9% of the Issuer Shares.

The Voting Agreements cover 499,187 Issuer Shares. The Reporting Person does not have any economic interest in the Issuer Shares covered by the Voting Agreements.

The Voting Agreements will terminate upon the termination of the Merger Agreement in accordance with its terms.

Upon consummation of the transactions contemplated by the Merger Agreement, the directors of Merger Sub will become the directors of the Issuer as the surviving corporation until such directors’ successors are duly elected or appointed and qualified. In addition, the Articles of Incorporation of Merger Sub shall be the Articles of Incorporation of the Issuer as the surviving corporation. Following the Merger, the Issuer will cease to be a reporting company under the Act, and the Issuer Shares will cease to be traded on the OTC Bulletin Board.

Except as set forth above, the Reporting Person has no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

A copy of the Voting Agreement is filed as Exhibit 2 hereto, and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Item 5	Interest in Securities of the Issuer

The information contained in Item 4 is incorporated herein by reference.

(a)           As of the date of this Schedule 13D, by virtue of the Voting Agreements, the Reporting Person may be deemed to beneficially own 499,187 Issuer Shares, representing approximately 17.9% of the issued and outstanding Issuer Shares as of November 2, 2010. The Reporting Person hereby disclaims beneficial ownership of any Issuer Shares covered by the Voting Agreements for purposes of Section 16 of the Exchange Act.

Except as described in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I beneficially owns any Issuer Shares.

(b)           See the information set forth in Item 4 above. By virtue of the Voting Agreements, the Reporting Person may be deemed to have shared power to vote or direct the vote of 499,187 Issuer Shares.

(c)           Except as described below or elsewhere in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I has effected any transactions in Issuer Shares during the past 60 days.

(d)           Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, Issuer Shares covered by this Schedule 13D.

(e)           Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Other than as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and the Voting Agreements, there are no contracts, arrangements, understandings or relationships between the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, and any third person with respect to any Issuer Shares.

Item 7	Exhibits

1.             Merger Agreement, dated as of November 5, 2010, by and among Biotel Inc., Garden Merger Sub, Inc. and CardioNet, Inc. (incorporated by reference from Exhibit 2.1 of CardioNet, Inc.’s Current Report filed on Form 8-K on April 12, 2010).

2.             Form of Voting Agreement, executed by the Reporting Person and the other signatories thereto on April 5, 2010 (incorporated by reference from Exhibit 99.2 of CardioNet, Inc.’s Current Report filed on Form 8-K on April 12, 2010).

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 15th day of November, 2010

/s/ Heather Getz
Name: Heather Getz, CPA
Title: Chief Financial Officer

SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CARDIONET, INC.

Name	Principal Occupation or Employment

Randy H. Thurman	Chairman of the Board of Directors

Joseph H. Capper	President and Chief Executive Officer

Heather C. Getz, CPA	Senior Vice President and Chief Financial Officer

Anna McNamara, RN	Senior Vice President, Clinical Operations

Philip G. Leone	Senior Vice President, Reimbursement Services, Regulatory and Compliance

Charles Gropper	Senior Vice President, Research and Development

George Hrenko	Senior Vice President, Human Resources and Organizational Excellence

Unless otherwise indicated, the business address of each such person is c/o CardioNet, Inc., 227 Washington Street #300, Conshohocken, PA 19428 and each such person is a citizen of the United States.

NON-EMPLOYEE DIRECTORS OF CARDIONET, INC.

Name	Principal Occupation	Name, Address and Principal Business of Organization in which Employed

Ronald A. Ahrens	Vice Chairman of the Board of Directors and member of the Compensation Committee, Temptime Corporation	c/o CardioNet, Inc. 227 Washington Street #300 Conshohocken, PA 19428

Fred Middleton	General Partner/Managing Director, Sanderling Ventures	c/o CardioNet, Inc. 227 Washington Street #300 Conshohocken, PA 19428

Kirk E. Gorman	Senior Vice President and Chief Financial Officer, Jefferson Health System	c/o CardioNet, Inc. 227 Washington Street #300 Conshohocken, PA 19428

Eric N. Prystowsky, M.D.	Director, Clinical Electrophysiology Laboratory at St. Vincent Hospital, Indianapolis Indiana	c/o CardioNet, Inc. 227 Washington Street #300 Conshohocken, PA 19428

Rebecca W. Rimel	President and CEO, The Pew Charitable Trusts	c/o CardioNet, Inc. 227 Washington Street #300 Conshohocken, PA 19428

Robert J. Rubin, M.D.	Clinical Professor of Medicine, Georgetown University	c/o CardioNet, Inc. 227 Washington Street #300 Conshohocken, PA 19428